UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 20, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 19, 2010, entitled “VODAFONE ANNOUNCES SUCCESSFUL OUTCOME OF 3G AUCTION IN INDIA”.

19 May 2010

VODAFONE ANNOUNCES SUCCESSFUL OUTCOME OF 3G AUCTION IN INDIA

Vodafone announces that today, 19 May 2010, it successfully secured 2x5 MHz of 3G spectrum in 9 circles in the Indian auction for a total price of 11,617Cr Rupees (£1.74bn).

These circles include Delhi, Mumbai, Kolkata and a further 3 ‘A’ circles and 3 ‘B’ circles providing a strategic footprint covering 66% of Vodafone Essar’s current revenue base.

Vittorio Colao, Chief Executive of Vodafone, said “This has been a very competitive auction for limited amounts of spectrum. Vodafone has secured a strategic footprint covering a large proportion of our existing and future revenues, particularly in the Metropolitan areas.”

For information:

The 9 circles cover 66% of Vodafone Essar revenue, more than 50% of the urban population and more than 50% of India GDP.

Spectrum acquired in the following circles:

Delhi

Mumbai

Maharashtra

Gujarat

Tamil Nadu

Kolkata

Haryana

Uttar Pradesh E

West Bengal

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 33251

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 20, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary